                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           NORTHGATE INNOVATIONS, INC.
                     (FORMERLY MCGLEN INTERNET GROUP, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.03 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   666428 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    ANDY TENG
                                16700 GALE AVENUE
                       CITY OF INDUSTRY, CALIFORNIA 91745
                                 (626) 923-6019
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            MICHAEL L. HAWKINS, ESQ.
                              O'MELVENY & MYERS LLP
                                  114 PACIFICA
                                    SUITE 100
                            IRVINE, CALIFORNIA 92618

                                 MARCH 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 666428 10 7                 13D                            Page 2 of 5
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                ANDY TENG
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                     (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                OO (See Item 3)
--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                          |_|
--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America
--------- ----------------------------------------------------------------------
     NUMBER OF        7.    SOLE VOTING POWER
      SHARES                7,808,000 (See Item 5)
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         8.    SHARED VOTING POWER
       EACH                 -0-
     REPORTING        ----------------------------------------------------------
      PERSON          9.    SOLE DISPOSITIVE POWER
       WITH                 7,808,000 (See Item 5)
                      ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            -0-
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,808,000 (See Item 5)
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          (See Item 5)
                                                                        |X|
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                41.2%
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!

--------------------------------------------------------------------------------
CUSIP No. 666428 10 7                 13D                            Page 3 of 5
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, par value $0.03 per share ("Common Stock"), of Northgate Innovations, Inc. (formerly Mcglen Internet Group, Inc.), a Delaware corporation (the "Issuer"). In addition, references are made in this Schedule 13D to the Series A Preferred Stock of the Issuer, par value $0.01 per share ("Preferred Stock"), which is convertible into shares of Common Stock at the rate of 3.12828 shares of Common Stock for each share of Preferred Stock, but is not registered under the Securities Exchange Act of 1934, as amended. The Issuer has its principal executive offices at 16700 Gale Avenue, City of Industry, California 91745.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement on Schedule 13D is being filed on behalf of Andy Teng (the "Reporting Person").

         (b) The Reporting Person's business address is 16700 Gale Avenue, City of Industry, California 91745.

         (c) The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

         (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 20, 2002, Mcglen Acquisition Company, a California corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), merged with and into Lan Plus Corporation, a California corporation ("Lan Plus") (the "Merger"), pursuant to the Amended and Restated Agreement and Plan of Merger, as amended through March 15, 2002, among the Issuer, Merger Sub, Lan Plus and the Reporting Person. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and Lan Plus continued as the surviving corporation and a wholly owned subsidiary of the Issuer. In the Merger, each share of Lan Plus common stock was converted into the right to receive approximately 3.12828 shares of the Common Stock (after accounting for a 1:10 reverse split of the Common Stock effected immediately before the Merger) and each share of Lan Plus preferred stock was converted into the right to receive one share of Preferred Stock. Pursuant to the terms of the Preferred Stock, each share of Preferred Stock may be converted into 3.12828 shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 666428 10 7                 13D                            Page 4 of 5
--------------------------------------------------------------------------------

         Immediately prior to the effective time of the Merger, the Reporting Person owned 2,475,000 shares of Lan Plus common stock, which were converted in the Merger into the right to receive 7,742,500 shares of Common Stock. In addition, prior to the Merger the Reporting Person owned 65,500 shares (after accounting for the reverse stock split) of the Issuer, which he obtained in purchases on the open market and from a former affiliate of the Issuer using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the Common Stock beneficially owned by him in connection with the Merger and for investment purposes. The Reporting Person currently has no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although he reserves the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Issuer has informed the Reporting Person that there are currently 18,961,162 shares of Common Stock outstanding. The Reporting Person beneficially owns an aggregate of 7,808,000 shares of Common Stock, representing approximately 41.2% of the total number of shares of Common Stock of the Company currently outstanding.

         In addition, the Reporting Person serves as trustee of the Northgate Innovations, Inc. Employee Stock Ownership Plan (the "Plan"). The Plan is an employee pension benefit plan as defined under the provisions of the Employee Retirement Income Security Act of 1974 that is qualified under the applicable provisions of the Internal Revenue Code of 1986. In connection with the Merger, the Plan received 1,350,000 shares of Preferred Stock, which are convertible into 4,223,182 shares of Common Stock.

         Under the terms of the Plan, the participating employees have the power to direct the voting of, as well as the tendering of in a cash tender offer or exchange offer, the shares of Preferred Stock that have been allocated to their accounts. The shares that have not been allocated to participating employees' accounts will be voted to the extent possible to reflect the voting or tender directions, as the case may be, received from employee participants with respect to the shares of Preferred Stock allocated to their accounts. Thus, the Plan may be deemed to have shared voting and dispositive power with respect to 1,350,000 shares of Preferred Stock, which constitute 18.2% of the outstanding Common Stock on an as-converted basis. The Reporting Person disclaims beneficial ownership for purposes of Section 13(d) of all shares of Preferred Stock held by the Plan and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such securities.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, all 7,808,000 shares of Common Stock beneficially owned by him.

--------------------------------------------------------------------------------
CUSIP No. 666428 10 7                 13D                            Page 5 of 5
--------------------------------------------------------------------------------

         (c) Except as described in Item 3 above with respect to the Merger, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

--------------------------------------------------------------------------------
CUSIP No. 666428 10 7                 13D                            Page 5 of 5
--------------------------------------------------------------------------------




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 29, 2002



                                                 ANDY TENG,
                                                 an individual


                                                 /s/ Andy Teng
                                                 ----------------------